

January 12, 2022

Jeffry M. Householder
President & Chief Executive Officer
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, DE 19904

Re: Chesapeake Utilities Corporation
Form 10-K for the Fiscal Year ended December 31, 2020
Filed February 24, 2021
Response dated December 28, 2021
File No. 001-11590

Dear Mr. Householder:

We have reviewed your December 28, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2021 letter.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis, page 25

1. We note that in response to prior comment one, you propose to relabel your non-GAAP measure from Gross Margin to Contribution Margin, and to provide a reconciliation from Operating Income to Contribution Margin, though extended to also show your incomplete cost of sales measure as a reconciling item between Contribution Margin and Revenues.

    You indicate that you will provide parenthetical notations on the incomplete cost of sales measures in future filings, to identify depreciation and amortization as the excluded amount. However, the reconciliation proposed includes a parenthetical notation along with the incomplete cost of sales measure, referencing the "items shown above," which seems to imply that all operations and maintenance expenses, a gain from settlement, and other taxes are similarly attributable to cost of sales, and that your measure of operating income is thereby the same as gross margin in accordance with GAAP. We previously observed that some costs within operations and maintenance expenses appeared to be attributable to cost of sales based on your description on page 60. Please clarify the extent to which all of the costs referenced above, from your proposed disclosure, are in your view appropriately attributable to costs of sales, in accordance with GAAP.

Given the nature of your non-GAAP measure, we continue to believe that you will need to present Gross Margin in accordance with GAAP as the most comparable measure for use in the reconciliation, which should be distinct and apart from any incremental comparisons or reconciliations to operating income or to revenues. If you choose to present such incremental disclosures utilizing the non-GAAP measure, these should be accompanied by corresponding disclosures utilizing Gross Margin in accordance with GAAP, having equal or greater prominence. We reissue prior comment one.

 You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation